

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

John P. Babel, Esq.
Senior Vice President,
General Counsel and Secretary
Standard Pacific Corp.
26 Technology Drive
Irvine, CA 92618

> **Re: Standard Pacific Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 8, 2011**
> **File No. 333-170469**

Dear Mr. Babel:

We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>General</u>

1. We note your response to comment two in our letter dated January 28, 2011; however, we reissue the comment in part. We further note your disclosure on page eight in the first paragraph of the Debt Securities section that "[t]he debt securities will be issued under the indentures filed, or under new indentures substantially in the form thereof to be entered into with a trustee chosen by us . . .." To be qualified, an indenture must be included as an exhibit to the registration statement at the time of the registration statement's effectiveness since the indenture is deemed to be qualified when the registration statement becomes effective. Please refer to Section 309(a)(1) of the Trust Indenture Act of 1939. In this regard, if you plan to issue any debt securities under a new indenture, you must file a new form of indenture as an exhibit to the registration statement to qualify the indenture. Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K. If you choose to issue debt securities under a new indenture while using a trustee that is a trustee under another indenture, please include the information required by Item 4 of Form T-1. Alternatively, you may remove the reference to new indentures on page eight and issue debt securities under the indentures that you listed in the Exhibit Index.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeff Beck, Esq.
        Snell & Wilmer L.L.P.
        One Arizona Center
        Phoenix, AZ 85004